BlueRiver Acquisition Corp.

250 West Nottingham Drive, Suite 400

San Antonio, Texas 78209

February 18, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services
100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park

Re:	BlueRiver Acquisition Corp.
Registration Statement on Form S-4 Filed October 10, 2023
File No. 333-274908

Dear Ms. Park:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BlueRiver Acquisition Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-274908), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on October 10, 2023, effective as of the date hereof. The Company requests the withdrawal of the Registration Statement because the Merger Agreement and the transactions contemplated thereby to which the Registration Statement relates have been terminated and the Company no longer plans to consummate the business combination described in the Registration Statement. Accordingly, the Company will not proceed with the issuance of the securities that were the subject of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Eric Medina, the Company’s Managing Director, by email at admin@blueriverspac.com, if you have any questions or concerns regarding this matter. The Company respectfully requests that a copy of the written order granting withdrawal of the Registration Statement be sent to Mr. Medina at the address first mentioned above, with a copy to Dan Espinoza at Goodwin Procter LLP, 601 Marshall Street, Redwood City, CA 94063.

Sincerely,

/s/ John Gregg
Co-Chief Executive Officer

cc:	Eric Medina, BlueRiver Acquisition Corp.